October 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:  Sharon M. Blume, Assistant Chief Accountant

Re:          Tree.com, Inc.

Form 10-K for the period ended December 31, 2011

Filed April 16, 2012

File No. 001-34063

Dear Ms. Blume:

Tree.com, Inc. (the “Company”) provides the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated October 1, 2012 (the “Comment Letter”) relating to the above-referenced report of the Company.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview, page 32

1.             We note the Company sold the remaining assets of RealEstate.com in September 2011 for $8.3 million and recognized a gain on sale of $7.8 million.  Please explain to us in further detail how you determined the gain amount on these asset sales.

Response:  In March 2011, the Company made the decision and finalized a plan to close all of the field offices of the proprietary full-service real estate brokerage business known as RealEstate.com, REALTORS®.  By March 31, 2011, the Company exited all markets in which it previously operated such business.  All definite-lived intangible assets related to the remaining RealEstate.com business had been fully amortized prior to March 2011.  In connection with closing the field offices of RealEstate.com, REALTORS®, the Company incurred impairment charges for the quarter ended March 31, 2011 related to the remaining RealEstate.com assets, which reduced their book value to zero in the first quarter of 2011.  The impairment charges were $4.1 million for trademarks and $0.9 million for equipment; and resulted from our reassessment of the future estimated cash flows from these assets.

In September 2011, the Company sold the remaining assets of RealEstate.com to an unrelated party for $8.3 million.  The gain on sale of $7.8 million was determined as follows (dollars in millions):

Proceeds from sale	$8.3

Assets sold:
Software, cost	2.1
Less software accumulated depreciation	(2.1)
Definite-lived intangible assets, cost	31.8
Less intangible asset accumulated amortization	(31.8)
Indefinite-lived trademark asset, cost	14.6
Less trademark accumulated impairment losses	(14.6)
Net book value of assets sold	0.0

Less transaction costs (advisor fees)	(0.5)

Gain on sale	$7.8

Financial Statements

General

2.             We note your disclosure on page 21 regarding your determination of a $29.0 million impairment of indefinite-lived intangible assets during the course of your external audit and the related restatement of your second and third quarter 2011 results of operations and financial position.  We further note your disclosure in your Item 4.02 Form 8-K filed April 16, 2012 regarding your intention to restate your financial statements prospectively in the corresponding quarterly reports in 2012.  Please tell us how you determined a prospective restatement was appropriate, as the impairment appears to be quantitatively material to your previously reported financial results.

Response:  On April 12, 2012, the audit committee of the Company’s board of directors, after discussion with the Company’s management and the Company’s independent registered public accounting firm, concluded that as a result of the failure to record an impairment of the Company’s indefinite-lived intangible assets as of June 30, 2011, the Company’s unaudited consolidated financial statements for each of the 2011 periods contained in the Company’s Form 10-Qs filed with the Commission on August 15, 2011 and on November 14, 2011, and the Management’s Discussion and Analysis of Financial Condition and Results of Operation included in such reports, should no longer be relied upon.  The audit committee’s conclusion was reported on April 16, 2012 in the Item 4.02 Form 8-K referenced in the Staff’s comment.

On the same date, the Company filed its Form 10-K for the fiscal year ended December 31, 2011.  The Form 10-K included in Note 17 to the audited financial statements financial data for the affected quarters of 2011, as reported and as restated.  The disclosures in Note 17 were referenced in the April 16, 2012 Form 8-K.

The Company determined to report the restated quarters in this fashion based on guidance contained in subparagraph (b) of Paragraph .56 of Section 90 of the Statement on Standards for Accounting and Review Services issued by the AICPA Accounting and Review Services Committee.(1)  In particular, the Company concluded that because the issuance of financial statements for the year ended December 31, 2011 was imminent, appropriate disclosure of the restatement could be made in its financial statements included in the Form 10-K without delay.

In relying on this guidance, the Company also considered the nature of these restatements and their effect on Management’s Discussion & Analysis of Financial Condition and Results of Operations included in the Form 10-Qs for the affected periods.  The restatements were due to a non-cash impairment charge related to the Company’s intangible trademark and trade name assets.  The impairment charge was in turn due to lower observed market value of the Company at June 30, 2011 and lower anticipated revenues related to the Company’s trade names and trademarks as a result of the then anticipated (and now completed) sale of substantially all of the operating assets of the Company’s LendingTree Loans business.

(1) Paragraph .56 reads as follows (emphasis added):

When the accountant has concluded that action should be taken to prevent further use of the accountant’s report or the financial statements, the accountant should advise his or her client to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently using or who are likely to use the financial statements. When the client undertakes to make appropriate disclosure, the method used and the disclosure made will depend on the circumstances. For example

a.             if the effect of the subsequently discovered information on the accountant’s report or the financial statements can promptly be determined, disclosure should consist of issuing, as soon as practicable, revised financial statements and, when applicable, the accountant’s report. The reasons for the revision usually should be described in a note to the financial statements and, when applicable, referred to in the accountant’s report. Generally, only the most recently issued reviewed financial statements would need to be revised, even though the revision resulted from events that had occurred in prior years.

b.             when issuance of financial statements for a subsequent period is imminent, so that disclosure is not delayed, appropriate disclosure of the revision can be made in such statements instead of reissuing the earlier statements, pursuant to subparagraph (a).

c.             when the effect on the financial statements of the subsequently discovered information cannot be promptly determined, the issuance of revised financial statements would necessarily be delayed. In this circumstance, when it appears that the information will require a revision of the statements, appropriate disclosure would consist of notification by the client to persons who are known to be using or who are likely to use the financial statements that the statements should not be used; that revised financial statements will be issued; and, when applicable, that the accountant’s report will be issued as soon as practicable.

The factors indicating impairment (lower market value of the Company’s stock and the pendency of the sale of LendingTree Loans) were publicly available at all relevant times.  If the Form 10-Qs for the second and third quarters of 2011 had been amended, the effect on the MD&A would have been limited to (a) disclosure of the impairment charge in the second quarter under its own caption, consistent with the disclosure provided in the April 16, 2012 Form 8-K and the Form 10-K for the year ended December 31, 2011, and (b) disclosure that the impairment charge was a component of operating loss for the applicable 2011 periods.  This is how the impairment is reflected in the MD&A included in the Form 10-Q for the period ended June 30, 2012, which included discussion of the period ended June 30, 2011 in which the impairment was deemed to have occurred.

Accordingly, the Company did not believe that amendment of the Form 10-Qs for the periods ended June 30, 2011 and September 30, 2011 would have provided any material information to investors that was not available to investors in April 2012 when the restatements were determined and announced.

The Company notes further that all of the information that would have been contained in an amended Form 10-Q for the period ended June 30, 2011 is contained in the Form 10-Q for the period ended June 30, 2012, and all of the information that would have been contained in a Form 10-Q for the period ended September 30, 2011 will be contained in the Form 10-Q for the period ended September 30, 2012, which will be filed no later than November 14, 2012.

*       *       *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned (704-541-5351) or the Company’s outside securities counsel, John D. Tishler (858-720-8943), with any questions or further comments you may have regarding the responses above.

Sincerely,

Tree.com, Inc.

/s/ Alexander Mandel

Alexander Mandel
Chief Financial Officer

cc:           Chris Harley
U.S. Securities and Exchange Commission

Katharine Pierce, Esq.
Tree.com, Inc., Senior Vice President & General Counsel

John D. Tishler, Esq.
Sheppard, Mullin, Richter & Hampton LLP